SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b),(c) AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2
(Amendment No.   ) *

Viveve Medical, Inc.
(Name of Issuer)

Common Stock, $0.0001 par value
(Title of Class of Securities)

92852W303
(CUSIP Number)

November 26, 2019
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[X] Rule 13d-1(b)

[  ] Rule 13d-1(c)

[  ] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 92852W303

1.	NAME OF REPORTING PERSON CR Group L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 6,986,473*
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 6,986,473*
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 6,986,473*
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 67.2% **
12.	TYPE OF REPORTING PERSON PN, IA

* As of December 31, 2019 and giving effect to the conversion of 31,300 shares of Series B Convertible Preferred Stock.
** Based on 3,415,732 shares of Common Stock outstanding as of November 26, 2019 after the completion of the Issuer’s registered public offering, as reported in the Issuer’s Prospectus on Form 424B4 relating to the offering filed with the Securities and Exchange Commission on November 25, 2019, and giving effect to the exercise in full of the underwriter’s over-allotment option on November 26, 2019, as reported in the Issuer’s Report on Form 8-K filed with the Securities and Exchange Commission on November 27, 2019.

CUSIP No. 92852W303

13.	NAME OF REPORTING PERSON Nathan D. Hukill
14.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
15.	SEC USE ONLY
16.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	17.	SOLE VOTING POWER 0
	18.	SHARED VOTING POWER 6,986,473*
	19.	SOLE DISPOSITIVE POWER 0
	20.	SHARED DISPOSITIVE POWER 6,986,473*
21.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 6,986,473*
22.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
23.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 67.2% **
24.	TYPE OF REPORTING PERSON IN, HC

* As of December 31, 2019 and giving effect to the conversion of 31,300 shares of Series B Convertible Preferred Stock.
** Based on 3,415,732 shares of Common Stock outstanding as of November 26, 2019 after the completion of the Issuer’s registered public offering, as reported in the Issuer’s Prospectus on Form 424B4 relating to the offering filed with the Securities and Exchange Commission on November 25, 2019, and giving effect to the exercise in full of the underwriter’s over-allotment option on November 26, 2019, as reported in the Issuer’s Report on Form 8-K filed with the Securities and Exchange Commission on November 27, 2019.

CUSIP No. 92852W303
SCHEDULE 13G
Item 1(a).	Name of Issuer
Viveve Medical, Inc.
Item 1(b).	Address of Issuer’s Principal Executive Offices
345 Inverness Drive South, Building B, Suite 250, Englewood, CO 80112
Item 2(a).	Name of Person Filing

This statement is being filed on behalf of CR Group L.P (“CR Group”) and Mr. Nathan D. Hukill (together, the “Reporting Persons”).  CR Group is a registered investment adviser to certain affiliated funds or investment advisory clients (the “Funds”) that directly hold the shares of Common Stock to which this statement relates for the benefit of their respective investors, and in such capacity CR Group has voting and dispositive power over such shares.  CR Group is indirectly controlled by Mr. Hukill, who is a Partner of Piedmont Evergreen, Subadvisor to CR Group. The Joint Filing Agreement between the Reporting Persons is attached hereto as Exhibit 1.

Item 2(b).	Address of Principal Business Office or, if none, Residence
For CR Group: 1000 Main Street, Suite 2500, Houston, TX 77002 For Mr. Hukill: 200 Dorado Beach Drive, Apt. 3612, Dorado, Puerto Rico 00646.
Item 2(c).	Citizenship
CR Group is a Delaware limited partnership. Mr. Hukill is a citizen of the United States.
Item 2(d).	Title of Class of Securities
Common Stock, par value $0.0001 per share (“Common Stock”)
Item 2(e).	CUSIP Number
92852W303

CUSIP No. 92852W303

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	[ ] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	[ ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 73c).
	(c)	[ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	[ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
	(e)	[ X ] An investment adviser in accordance with §13d-1(b)(1)(ii)(E).
	(f)	[ ] An employee benefit plan or endowment fund in accordance with §240.13d 1(b)(1)(ii)(F).
	(g)	[ ] A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).
	(h)	[ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).
	(i)	[ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).
	(j)	[ ] A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J).
	(k)	[ ] Group, in accordance with §240.13d-1(b)(1)(ii)(K).
[ ] If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution: ____________.
Item 4.	Ownership
The information requested in this item is incorporated herein by reference to the cover pages to this Schedule 13G.
Item 5.	Ownership of Five Percent or Less of a Class
Not Applicable .

CUSIP No. 92852W303

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Each of the Funds has the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock that it directly owns.
Item 7.	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company
Not Applicable.
Item 8.	Identification and Classification of Members of the Group
Not Applicable.
Item 9.	Notice of Dissolution of Group
Not Applicable.
Item 10.	Certification

By signing below the undersigned certify that, to the best of the knowledge and belief of the undersigned, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

CUSIP No. 92852W303

SIGNATURES

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certify that the information set forth in this Statement is true, complete and correct.

Dated:  February 13, 2020

CR GROUP L.P.
By:	/s/ Andrei Dorenbaum
Name: Andrei Dorenbaum Title: Partner of Piedmont Evergreen, Subadvisor to CR Group, L.P.

NATHAN D. HUKILL
/s/ Nathan D. Hukill
Nathan D. Hukill

CUSIP No. 92852W303
EXHIBIT 1
JOINT FILING AGREEMENT

The undersigned hereby agree that the statement on Schedule 13G to which this Agreement is annexed as Exhibit 1, and any amendments thereto, is and will be filed on behalf of each of them in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

Dated:  February 13, 2020

CR GROUP L.P.
By:	/s/ Andrei Dorenbaum
Name: Andrei Dorenbaum Title: Partner of Piedmont Evergreen, Subadvisor to CR Group, L.P.

NATHAN D. HUKILL
/s/ Nathan D. Hukill
Nathan D. Hukill